SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, DC 20549

                                        FORM 11-K
                                      ANNUAL REPORT
                             Pursuant to Section 15(d) of the
                              Securities Exchange Act of 1934


(Mark One):

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

           For the fiscal year ended December 31, 2005

                                   OR

     [_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

           For the transition period from ________ to _____________.


Commission file number 1-8729

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                              UNISYS SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               UNISYS CORPORATION
                                   Unisys Way
                          Blue Bell, Pennsylvania 19424

                                REQUIRED INFORMATION

                                 Unisys Savings Plan

                     Financial Statements and Supplemental Schedule

                         Years ended December 31, 2005 and 2004
              with Report of Independent Registered Public Accounting Firm



                                      CONTENTS


Report of Independent Registered Public Accounting Firm                1

Audited Financial Statements:

Statements of Assets Available for Benefits                            2
Statements of Changes in Assets Available for Benefits                 3
Notes to Financial Statements                                          4


Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)        10

Exhibit Index                                                         12

            Report of Independent Registered Public Accounting Firm

To the Plan Administrator of
Unisys Savings Plan

We have audited the accompanying statements of assets available for benefits of the Unisys Savings Plan as of December 31, 2005 and 2004, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for purposes of additional analysis, and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                      /s/ Ernst & Young LLP

Philadelphia, Pennsylvania
June 27, 2006

                                   Unisys Savings Plan
                          Statements of Assets Available for Benefits


                                                  December 31

                                     2005                               2004
                                ------------------------------------------------
                                                 (In Thousands)

Investments at fair value:

Fidelity Funds                     $ 1,880,392                      $ 1,833,287
Unisys Common Stock Funds               98,890                          168,130
Unisys Interest Income Fund            388,909                          405,045
Participants' Loans                     14,518                           14,737
Frozen Investment Contracts                  3                                5
                                -----------------------------------------------
                                     2,382,712                        2,421,204

Employer contributions receivable        2,191                            1,381
                                -----------------------------------------------
Assets available for benefits      $ 2,384,903                      $ 2,422,585
                                ===============================================

See accompanying notes.

                                   Unisys Savings Plan
                  Statements of Changes in Assets Available for Benefits


                                               Year ended December 31
                                        2005                           2004
                                   ----------------------------------------
                                                    (In Thousands)

Additions:
  Interest and dividend income       $    90,817                $    59,552

Contributions:
  Employer                                18,847                     19,998
  Employee                                95,108                     97,019
                                   ----------------------------------------
                                         113,955                    117,017

Transfer in                                    0                      4,820
                                   ----------------------------------------
Total additions                          204,772                    181,389

Deductions:
  Benefit payments                       239,078                    194,775
  Administrative and other expenses           91                        104
                                   ----------------------------------------
Total deductions                         239,169                    194,879

Net (depreciation)/appreciation in
  fair value of investments               (3,285)                    35,108

Net (decrease)/increase                  (37,682)                    21,618

Assets available for benefits:
  Beginning of year                    2,422,585                  2,400,967
                                   ----------------------------------------
  End of year                        $ 2,384,903                $ 2,422,585
                                   ========================================


See accompanying notes.

                                   Unisys Savings Plan
                               Notes to Financial Statements
                                    December 31, 2005

1.     PLAN DESCRIPTION

The Unisys Savings Plan (the Plan) is a defined contribution plan that covers non-bargaining employees paid from a United States payroll of Unisys Corporation (the Company) and bargaining unit employees whose collective bargaining agreement provides for participation in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participants should refer to the Plan document, summary plan description and their respective bargaining unit agreement, if applicable, for complete information.

CONTRIBUTIONS

Each plan year, participants may contribute up to 30% or 18% of their pretax compensation up to the prescribed Internal Revenue Code limit, depending on their classification as a non-highly compensated or highly compensated employee, respectively. Participants who are age fifty or older may make catch-up contributions to the Plan. Participants may also make after-tax contributions up to 6% of their eligible compensation. The Company makes a nondiscretionary matching contribution in Company Common Stock equal to 50% of the first 4% of eligible compensation deferred by the participant during 2005 and 2004. The
Plan also allows for rollover contributions from other qualified defined contribution plans.

In 2004, the Company acquired Baesch Computer Consulting (BCC). On September 15, 2004, the BCC Retirement Plan was merged into the Plan. Transfers in to the Plan include approximately $2.8 million from the BCC merger.

INVESTMENT OPTIONS

Participants may elect to have their current contributions and existing account balances invested in any one or more of the investment options offered and managed by Fidelity Management & Research Company and Fidelity Management Trust Company (Fidelity). Information regarding the investment options is provided to each participant through electronic media and prepared materials provided by the Company and in each investment fund's prospectus made available by Fidelity.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions, matching contributions from the Company and allocations of Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is equal to the vested portion of his or her account.

VESTING AND FORFEITURES

Plan participants who were actively employed on January 1, 2000 or later are immediately vested in their account balances at all times. Before January 1, 2000, participants were fully vested after five years of service, as defined in the Plan document.

PARTICIPANT LOANS

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years, or up to fifteen years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a fixed rate of interest that is commercially reasonable, as determined by the Administrative Committee. A participant may not have more than one loan outstanding. Principal and interest is paid ratably through payroll deductions.

PAYMENT OF BENEFITS

On termination of service, a participant may receive a lump-sum amount equal to the balance of his or her account or elect to rollover his or her balance into another qualified plan. Upon death, disability or retirement, a participant may elect to receive payments in the form of an annuity or annual installments payable to the participant or his or her estate over a period no greater than the joint life expectancy of the participant and his or her beneficiary.
Plan participants also may receive in-service withdrawals in certain circumstances as defined in the Plan.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its matching contributions and/or to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants remain 100% vested in their accounts.

2.     SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

Except for the Unisys Interest Income Fund, the Plan's investments are stated at fair value, which equals the quoted market price on the last business day of the Plan year. Shares of registered investment companies are valued at quoted market prices, which represent net asset values of shares held by the Plan at year-end. The fair value of the participation units owned in the commingled pool fund are based on quoted redemption values on the last business day of the Plan year. Shares of Unisys common stock are valued at the closing market price on the last day of the Plan year. Participant loans are valued at their outstanding balances, which approximate fair value.

The Unisys Interest Income Fund includes investments in guaranteed investment contracts issued principally by insurance companies and financial institutions and are valued at contract value as estimated by the issuer. Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. All participant-initiated transactions with the fund are permitted at contract value with no conditions, limits or restrictions. However, withdrawals influenced by Company-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value. No reserves have been provided or are considered necessary against contract values for credit risk of contract issuers or otherwise. The contract value of these investment contracts approximates their fair value. Crediting interest rates as of December 31, 2005 and 2004 ranged from 4.10% to 4.61% and from 1.90% to 4.80%, respectively. Interest rates are set at the time the contract is negotiated and, depending on the terms of the contract, are fixed through the maturity date or are re-set quarterly, semiannually or annually. The average yield on the contracts was 4.60% and 4.89% for 2005 and 2004, respectively.

Investments in Frozen Investment Contracts represent the cash balance from payments made to the Plan from the Conservation Estate of the Executive Life Insurance Company (ELIC) and from state guaranty associations in settlement of claims made by the Plan as a result of the insolvency of ELIC. The remaining cash balance at December 31, 2005 represents amounts that will be allocated to Plan participants or applied to pay administrative expenses of the Plan.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is reported on the accrual basis. Dividends are recorded on the ex-dividend date.

3.     INVESTMENTS

The Plan's investments at December 31, 2005 and 2004 were held in trusts with Fidelity Management Trust Company and Wachovia Bank N.A., each of which was established for the investment of the Plan's assets.

During 2005 and 2004, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows (in thousands):


                                         2005                          2004
                                      -----------------------------------------
Registered Investment Companies       $  66,057                       $ 109,713
Unisys Common Stock Funds               (70,606)                        (77,366)
Commingled Pool Fund                      1,264                           2,761
                                      ------------------------------------------
                                      $  (3,285)                      $  35,108
                                      ==========================================

Investments that represent 5% or more of fair value of the Plan's assets are as follows (in thousands):

                                         2005                          2004
                                      ------------------------------------------
*Unisys Stock Fund                    $     ***                        $ 158,897
Unisys Interest Income Fund             388,909                          405,045
Fidelity Magellan Fund                  231,906                          258,737
Fidelity Asset Manager Fund             180,866                          197,375
Fidelity Asset Manager Growth Fund      181,694                          199,545
Fidelity Retirement Money Market
  Portfolio Fund                            ***                          123,480
Fidelity Contra Fund                    128,402                               **


* Predominantly non-participant-directed
** Fund was not 5% or more of fair market value of plan assets in prior year. *** Fund is not 5% or more of fair market value of plan assets in current year.

Employer matching contributions to the Plan are invested in the Unisys Stock Fund. Participants who have reached age fifty are eligible to diversify their investment in the Unisys Stock Fund to other funds available within the Plan. The assets and significant components of the changes in assets relating to the predominantly non-participant-directed investments are as follows (in thousands):

                                                      December 31
                                         2005                          2004
                                      -----------------------------------------
Investments, at fair value:
  Unisys Stock Fund                   $  94,032                       $ 158,897
  Unisys Common Stock Fund                4,857                           9,202
  Interest-Bearing Cash                       -                              31
  Frozen Investment Contracts                 3                               5
                                      -----------------------------------------
Total                                 $  98,892                       $ 168,135
                                      ==========================================



                                                 Year ended December 31
                                         2005                         2004
                                      -----------------------------------------
Changes in assets:
  Interest and dividends              $      39                       $      81
  Net depreciation in fair value
    of investments                      (70,550)                        (77,353)
  Contributions                          17,987                          24,098
  Benefit payments                       (7,528)                        (12,589)
  Administrative and other expenses         (11)                            (14)
  Net transfers                          (9,180)                        (34,845)
                                      ------------------------------------------
Total                                 $ (69,243)                      $(100,622)
                                      ==========================================


At December 31, 2005, the Plan held 830,144 and 15,950,068 shares of Unisys Common Stock in the Unisys Common Stock Fund and Unisys Stock Fund, respectively. At December 31, 2004, the Plan held 906,928 and 15,601,865 shares of Unisys Common Stock in the Unisys Common Stock Fund and Unisys Stock Fund, respectively.

4.     TAX STATUS OF THE PLAN

The Plan has received a determination letter from the Internal Revenue Service dated September 25, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trusts are exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification, and the plan sponsor will take the necessary steps to maintain the tax status of the Plan.

5.     RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of assets available for benefits.

6.     RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of registered investment companies managed by Fidelity Management Trust Company, the Trustee. The Plan also holds shares of common stock of the Company. These transactions qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

7.     SUBSEQUENT EVENT

On March 17, 2006, the Company adopted changes to the Plan whereby, effective January 1, 2007, the Company will increase its matching contribution to 100% of the first 6% of eligible pay contributed by participants, an increase from the current matching contribution of 50% of the first 4% of eligible pay contributed by participants.

                                         Supplemental Schedule
                                          Unisys Savings Plan
                                       EIN: 38-0387840 Plan: 004

                                          Schedule H, Line 4i-
                                Schedule of Assets (Held at End of Year)

                                          December 31, 2005

                                         Description of Investment
                                         Including Maturity Date,
Identity of Issue, Borrower,             Rate of Interest, Par or                                Current
Lessor or Similar Party                  Maturity Value                          Cost**          Value
----------------------------------------------------------------------------------------------------------------
*Fidelity Funds:
   Fidelity Fund                         Registered Investment Company                           $   12,557,907
   Puritan Fund                          Registered Investment Company                               21,187,981
   Trend Fund                            Registered Investment Company                                3,099,779
   Ginnie Mae Portfolio Fund             Registered Investment Company                                7,921,102
   Magellan Fund                         Registered Investment Company                              231,905,983
   Contra Fund                           Registered Investment Company                              128,401,563
   Equity Income Fund                    Registered Investment Company                               20,053,490
   Growth Company Fund                   Registered Investment Company                               33,264,042
   Growth & Income Portfolio Fund        Registered Investment Company                               36,723,603
   Capital & Income Portfolio Fund       Registered Investment Company                               13,428,337
   Value Fund                            Registered Investment Company                               71,563,638
   Mortgage Securities Portfolio Fund    Registered Investment Company                                4,269,145
   Government Securities Fund            Registered Investment Company                               12,629,294
   Independence Fund                     Registered Investment Company                                9,019,567
   Over-The-Counter Portfolio Fund       Registered Investment Company                               11,739,313
   Overseas Fund                         Registered Investment Company                                9,554,275
   Europe Fund                           Registered Investment Company                               11,876,155
   Pacific Fund                          Registered Investment Company                                7,627,845
   Real Estate Investment Portfolio
     Fund                                Registered Investment Company                               31,769,543
   Balanced Fund                         Registered Investment Company                               35,239,636
   International Growth & Income Fund    Registered Investment Company                               11,913,163
   Capital Appreciation Fund             Registered Investment Company                               17,586,434
   Conv. Securities Fund                 Registered Investment Company                               11,031,730
   Canada Fund                           Registered Investment Company                               21,765,631
   Utilities Fund                        Registered Investment Company                               11,165,684
   Blue Chip Fund                        Registered Investment Company                               54,589,818
   Asset Manager Fund                    Registered Investment Company                              180,866,194
   Disciplined Equity Fund               Registered Investment Company                                5,547,988
   Low-Priced Fund                       Registered Investment Company                               76,861,810
   Worldwide Fund                        Registered Investment Company                                6,560,820
   Equity Income II Fund                 Registered Investment Company                               37,845,789
   Stock Selector Fund                   Registered Investment Company                                6,798,734
   Asset Manager Growth Fund             Registered Investment Company                              181,693,744
   Emerging Markets Fund                 Registered Investment Company                               11,423,728
   Aggressive Growth Fund                Registered Investment Company                               24,994,743
   Diversified International Fund        Registered Investment Company                               41,309,712
   Asset Manager Income Fund             Registered Investment Company                               31,959,769
   Diversified Growth Fund               Registered Investment Company                               35,358,082
   New Markets Income Fund               Registered Investment Company                               21,064,426
   Export & Multinational Fund           Registered Investment Company                               14,901,288
   Global Balanced Fund                  Registered Investment Company                                2,522,285
   Aggressive International Fund         Registered Investment Company                                3,379,993
   Small Capital Stock Fund              Registered Investment Company                               19,324,620
   Mid-Capital Stock Fund                Registered Investment Company                               29,355,319
   Large-Capital Stock Fund              Registered Investment Company                                3,514,341
   Discovery                             Registered Investment Company                                  471,109
   Europe Capital Appreciation
     Stock Fund                          Registered Investment Company                                2,977,245
   Asset Mgr Aggressive                  Registered Investment Company                                1,686,074
   Latin America Fund                    Registered Investment Company                               19,236,112
   Japan Fund                            Registered Investment Company                               10,043,067
   Southeast Asia Fund                   Registered Investment Company                                5,911,170
   Strategic Income                      Registered Investment Company                                9,500,724
   Freedom Income Fund                   Registered Investment Company                                  749,117
   Freedom 2000 Fund                     Registered Investment Company                                  704,080
   Freedom 2010 Fund                     Registered Investment Company                                7,075,369
   Freedom 2020 Fund                     Registered Investment Company                                7,842,227
   Freedom 2030 Fund                     Registered Investment Company                                4,236,923
   Spartan Total Market Index Fund       Registered Investment Company                                9,910,521
   Spartan Extended Market Index Fund    Registered Investment Company                                5,022,678
   Spartan International Market
     Index Fund                          Registered Investment Company                                2,801,697
   Fifty Fund                            Registered Investment Company                                7,469,041
   U.S. Bond Index Portfolio Fund        Registered Investment Company                               18,427,924
   Institutional Short-Intermed.
     Gov't. Portfolio                    Registered Investment Company                                2,096,103
   Inflation Pro Bond                    Registered Investment Company                                4,980,283
   FID Freedom 2040                      Registered Investment Company                                1,423,628
                                                                                                 --------------
                                                                                                  1,699,733,135

*Fidelity Institutional Funds
   Institutional Money Market Fund       Fidelity Institutional Fund                                110,267,125
   FMTC Short Duration Pool              Fidelity Institutional Fund                                  4,178,741
   FMTC Broad Market Duration Pool       Fidelity Institutional Fund                                  9,216,326
   FMTC Intermediate Duration Pool       Fidelity Institutional Fund                                  7,027,616
                                                                                                 --------------
                                                                                                    130,689,808

*Fidelity Money Market Funds:
   Retirement Money Market
     Portfolio Fund                      Registered Investment Company                                4,057,071
   Retirement Gov't. Money Market
     Portfolio Fund                      Registered Investment Company                               19,923,359
                                                                                                 --------------
                                                                                                     23,980,430

*Fidelity U.S. Equity Index
    Commingled Pool Fund                 Commingled Pool Fund                                        25,988,800
                                                                                                 --------------
Total Fidelity Funds                                                                              1,880,392,173

*Unisys Common Stock Funds:
   Unisys Common Stock Fund              284,105 units of Common Stock Fund      $  7,856,339         4,857,129
   Unisys Stock Fund                     15,950,068 units of Common Stock Fund    204,352,909        94,032,322
                                                                                 ------------------------------
Total Unisys Common Stock Funds                                                                      98,889,451

*Unisys Interest Income Fund:
   Fidelity STIF                         Cash Portfolio; 4.10%                                        2,372,889
   JP Morgan Chase Manhattan Bank        #430126; 4.54%; matures 9/12/06                             96,865,607
   Monumental Life Insurance Company     #MDA00134TR; 4.53%                                           96,556,490
   Rabobank Nederland                    #UNI-129901; 4.53%                                          96,557,200
   UBS AG Act                            #3041; 4.53%                                                96,557,050
                                                                                                 --------------
Total Unisys Interest Income Fund                                                                   388,909,236

*Participants' Loans                     Interest rates from 4.25% to 10.50%                         14,517,953
Frozen Investment Contracts                                                             2,681             2,681
                                                                                                 --------------
Total                                                                                            $2,382,711,494
                                                                                                 ==============

*     Party-In-Interest.
**    Cost is not applicable for participant-directed investments.

                               SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                                    UNISYS SAVINGS PLAN

                                                    UNISYS CORPORATION


Date:   June 27, 2006                       By:  /s/ Joseph M. Munnelly
                                                  --------------------------
                                                  Joseph M. Munnelly
                                                  Vice President and
                                                  Corporate Controller

                                EXHIBIT INDEX


Exhibit
Number                      Description
-------                     -----------

23  Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm